Exhibit 99.1

Fitell Corporation Announces New CEO to Drive Expansion in Australia and Asia

Taren Point, New South Wales, Australia, October 23, 2023 -- Fitell Corporation (Nasdaq: FTEL) (“Fitell” or the “Company”), an online retailer of gym and fitness equipment in Australia, today announced that Fitell’s board of directors promoted general manager of GD Wellness Pty Ltd (“GD Wellness”), its sole operating subsidiary in Australia, and director, Ms. Yinying “Sam” Lu, to CEO of the Company, effective October 23, 2023. Fitell’s current CEO and director, Mr. Guy Robertson, will step down from the positions of CEO and director due to, his increasing commitments to several other companies and board directorships.

A board member since April 2022, Sam Lu has served as General Manager of GD Wellness since April 2017, overseeing procurement, operations, marketing, and financing. Under her leadership, the Company has achieved remarkable success, delivering large-scale revenue growth. Through strategic planning, effective execution, and a relentless drive for innovation, Sam has guided the organization to new heights, growing GD Wellness’ customer database from 60,000 members in 2019 to over 100,000 members in 2022, and introducing Lion Loyalty, GD Wellness’ VIP membership program. Sam holds a Bachelor of Business degree in Marketing and Event Management from Griffith University.

The decision to transition the CEO role comes in a time as Fitell advances into an exciting phase of expansion and strategic evolution following its successful initial public offering. “As we navigate in this period of growth, we recognize the importance of having a dedicated full-time CEO promoted within and dedicated to driving our business strategies and executing our growth plan. Sam has extensive industry knowledge, operational depth, and a proven track record in driving performance improvements, combined with the ability to mobilize and lead the entire organization. We are confident that she is uniquely suited to lead Fitell to the next chapter of expansion. We have grown the company to engage with a customer community of over 100,000 members and achieve a successful IPO on Nasdaq. Sam has served in a number of roles across all functions within the Company with a proven track record, including expanding our customer base and introducing the loyalty program. I am very confident that she is the right leader to take the Company to its next level,” said Jieting Zhao, Director.

Commenting on her new role, Ms. Lu said, “I am honored to serve as Fitell’s next CEO at such an important moment. I am excited to lead the Company towards more sustainable growth in the future, and to create value for our customers, employees, and communities with purpose and enthusiasm. Our ongoing commitment to innovation and excellence will be unwavering as we drive growth and execute Fitell’s strategic expansion initiatives in Australia and Asia.”

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com